SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: Consumer Goods Company Expands STARLIMS Licensing Agreement; dated September 21, 2009

ITEM 1

Consumer Goods Company Expands STARLIMS Licensing Agreement

STARLIMS Used for Harmonization of Testing Throughout a Global Supply Chain

HOLLYWOOD, Fla., Sep 21, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that a global consumer goods company headquartered in the United States is exercising its option to expand its STARLIMS licensing agreement. Having completed the configuration phase of the project, the customer will now move towards enterprise-wide deployment, which will make STARLIMS’s LIMS and Scientific Data Management System (SDMS) available to the customer’s labs as well as hundreds of external users. Altogether, the expanded project increases the total contract value to $1.1 million, covering licenses for STARLIMS software, implementation services and first-year maintenance.

Full Web-based Access, Across the Supply Chain

By implementing STARLIMS’s web-based LIMS, the customer is creating an enterprise informatics system accessible throughout the manufacturing supply chain. Spanning research and development, manufacturing, quality control and quality assurance, the expanded system will make data available not only to the customer’s employees at multiple sites, but also to vendors, suppliers and trade partners on several continents.

Process Harmonization for Global Sourcing

“Harmonizing material testing processes and making information readily available throughout the supply chain are two key benefits in this project, which is expected to help this consumer goods company to accelerate processes and reduce operational overheads,” said Jeff Ferguson, COO at STARLIMS. “We are enormously gratified to see such a large-scale implementation of our software, and particularly the ways in which it will simplify and expedite certification and quality processes.”

According to Ferguson, the customer has such a large volume of materials testing, and such an extensive supply chain network, that process harmonization was essential to the selection team. A key benefit of STARLIMS in this context is the fact that the system is built from the ground up as an entirely web-based application, and provides instant global access to the corporate informatics system, via a responsive user interface known as Rich Internet Application (RIA). Anyone with the appropriate access privilege, be it an employee, or trade partner, can see the same data and information in real time. Moreover, STARLIMS’s efficient utilization of available bandwidth ensures high performance even on latent connections.

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS(r), improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: Sept. 21, 2009